

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 23, 2009

<u>**Via U.S. Mail**</u>

Mr. Theodore Waitt
Chief Executive Officer
Avalon Capital Group, Inc.
P.O. Box 2409
La Jolla, CA 92038

RE: TomoTherapy Incorporated
Preliminary Proxy Statement Filed on March 13, 2009
Filed by Avalon Capital Group, Inc., et al.
File No. 1-33452

Dear Mr. Waitt:

   We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>PREC14A Filed March 13, 2009</u>

<u>General</u>

1.   It has come to our attention that there were several email correspondences during the period from February 19, 2009 to March 17, 2009 between John W. Thompson, President of Thompson Investment Management, Inc., a shareholder of TomoTherapy, and Timothy Dooling, a participant in the solicitation being conducted on behalf of Avalon Portfolio. It appears the email correspondences concerned the election of directors at the upcoming annual meeting and in particular, Mr. Dooling's dissatisfaction with the current TomoTherapy board of directors. Please explain to us why these email correspondences between Messrs. Thompson and Dooling were not filed as soliciting materials required under Rule 14a-12. Please also tell us whether any other

correspondence exists or if other communications have been sent to any other shareholder of TomoTherapy by any participants of Avalon Portfolio.

2.   Please note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. We cite the following examples of statements or assertions in the proxy statement that, at a minimum, must be supported on a supplemental basis or require both support and recharacterization as statements of belief or opinion.

- The claim that Tomotherapy has "poor financial performance" as well as the supporting data you provide in the second full paragraph of the Letter to Shareholders;

- The claim that "shareholder value can be increased with a fundamental change to the direction of the Company" (page 3);

- The claim that "TomoTherapy's Stock and Financial Performance Has and Continues to Deteriorate" as well as the supporting data you provide in the subsection entitled the same on pages 3 to 4;

- "The Company's Chief Executive Officer's base salary compensation has increased by $48,750 to $450,000 from fiscal year 2007 to fiscal year 2008" (page 4);

- "The Company's market capitalization reflects the market's view that the Company will not only fail to generate any meaningful additional profits but also exhaust its cash balances in the process. Effectively, the marketplace has made a no-confidence vote in the Company's management and current strategic direction" (page 4);

- The claim that "TomoTherapy Has Overestimated Its Sales Potential in an Increasingly Competitive Environment" as well as the supporting data you provide in the second full paragraph in the subsection entitled the same on page 5;

- "We believe that TomoTherapy's management has overestimated both the Company's sales pipeline as well as the time required to convert its backlog into revenue. In August 2008, the Company's global head of sales resigned. In our opinion, the Company's sales force consistently over-estimating the sales pipeline contributed to her resignation. At the end of July 2008, the Company revised its backlog definition to account for the longer than anticipated product delivery time" (page 5);

- The claim that "if TomoTherapy Continues with Its Current Strategic Direction, More Shareholder Value Will Be Lost" (page 5);

- The claim that "the Company's first-to-market advantage is eroding, which makes it increasingly unlikely that the Company will achieve the necessary scale in the future" (page 5);

- "[T]he Company has had two years to prove their relevance in the IGRT market and has failed to achieve what we believe is the appropriate scale necessary to become a broad-based provider" (page 5);

- "[W]e are concerned that the Company continues to build out its service infrastructure to service a much larger installed base than has actually materialized at the same time the Company is experiencing decreased sales and lower gross margins" (page 5);

- "In our view, the Company's reluctance to calibrate its cost structure to bear a more reasonable relationship with its installed base and a realistic level of anticipated revenues has led to a deterioration of shareholder value" (page 5);

- "If the Company continues on this path, our belief is that the balance sheet will further deteriorate" (page 5);

- "[I]t is not surprising that the Company has been valued below the cash on its balance sheet, which demonstrates that the market also believes that the Company is taking the wrong strategic direction" (page 6);

- "We believe that the Company's strategy is stuck in the past when the Company did not face any direct product competition and the Company could rest on its technological superiority to command high sales premium" (page 6); and

- The claim that "the Company is overcapitalized" and that after the special dividend or repurchase, "the Company would be left with over $50 million in cash reserves, which in addition to its existing credit facilities would leave the Company with over $100 million in cash and available borrowing" (page 7).

  Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.
  Please note that the above list is not intended to be exhaustive.

First Page of Proxy Statement

3.   We note you reserve the right to vote for substitute nominees. Advise us, with a view toward revised disclosure, whether you are required to identify such substitutes in order to comply with any applicable company advance notice bylaw. In addition, revise to

provide the biographical information with respect to the substitute nominees that may be invited to serve should the directors who have consented to be named and to serve if elected are not able to do so. Neither Rule 14a-4(c)(5) nor Rule 14a-4(d)(1) confer the authority to vote for any person who is not a bona fide nominee.

4.   We noticed the disclosure that there "are no assurances that the Management Nominees will, if elected, serve with any of our Nominees." Revise to state whether or not the remaining seats are likely to be vacant or filled by the issuer's nominees. In addition, disclose any plans other than the one already described to fill any such vacancies on the Board. See footnote # 76 to Exchange Act Release 31326 (October 16, 1992).

Reasons for Avalon's Solicitation, page 3

5.   We refer you to your discussion in the first full paragraph on page 4 where you discuss TomoTherapy's "negative $50.3 million enterprise value." Discussion of valuations should be accompanied by disclosure which facilitates security holders' understanding of the basis for, the methodology in calculating such value and limitations on the projected value. Please revise your disclosure accordingly. Refer to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

Current Market Valuation of Comparable Companies (as of 3/9/2009), page 7

6.   Please disclose the criteria used to determine that the companies provided in this table were "comparable companies" to TomoTherapy. Please also indicate whether any companies who were identified as comparable companies were specifically excluded from table. If so, please explain why they were excluded. Please also disclose the source of the information from which you derived the amounts included in the table.

Record Date and Voting, page 11

7.   We note your disclosure that "[a]bsentions and broker non-votes are considered to be Shares present for the purpose of determining whether a quorum exists." Please advise us whether such votes would count in determining whether a quorum exists in a contested election of directors.

Proxy Solicitation; Expenses; page 13

8.   It appears that you intend to solicit proxies via mail, advertisement, telephone, telecopier, telegraph or email. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

9.   Please revise your third full paragraph to state the total expenditures to date in connection with your solicitation of TomoTherapy's security holders. Refer to Item 4(b)(4) of Schedule 14A.

10.   You disclose that if you are successful with the proxy solicitation and your nominees are elected, you will seek reimbursement from TomoTherapy for any expenses or costs incurred or reimbursed by you in connection with this proxy solicitation. Please revise your disclosure to indicate whether such reimbursement from TomoTherapy will be submitted to a vote of security holders. Refer to Item 4(b)(5) of Schedule 14A.

Certain Information Concerning the Participants, page 14

11.   Revise to delete the reference to "may be deemed" in this section. The persons identified in this section are participants. See Instruction 3 to Item 4 of Schedule 14A.

12.   On page 17, you refer security holders to information that you are required to provide that will be contained in TomoTherapy's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before TomoTherapy distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of TomoTherapy's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Form of Proxy Card

13.   Revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

14.   Revise to disclose in boldface type that the proxy is being solicited on behalf of Avalon Portfolio and not on behalf of the board of directors of TomoTherapy. Refer to Rule 14a-4(a).

15.   Revise the form of proxy to provide a means for security holders to withhold authority with respect to any other TomoTherapy nominee by writing the name of that nominee on the form of proxy. Refer to Rule 14a-4(d).

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

VIA FACSIMILE (213-830-8770)
cc: Janice Liu, Esq.
       Bingham McCutchen LLP